SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S/A CNPJ (TAX ID) 02.558.074/0001-73 — NIRE (STATE ID) 35.3.001.587.9-2 Publicly-held Corporation with Authorized Capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF
TELESP CELULAR PARTICIPAÇÕES S.A.,HELD ON OCTOBER 16, 2003.

1.     DATE, TIME AND VENUE: October 16, 2003, at 6:00 p.m., at Rua Abílio Soares no. 409, 15th floor, São Paulo – SP.

2.     PRESIDING OFFICERS: Eduardo Perestrelo Correia de Matos – Presiding Officer; Evandro Luís Pippi Kruel – Secretary.

3.     INITIATION: The meeting began, in the presence of the Board Members who sign this minute, there being a quorum under the terms of the Bylaws

4.1.     AGENDA AND RESOLUTIONS: Election of the Board of Directors’ Chairman: The Board Members elect to hold the position of Chairman of the Board of Directors, according to the appointment made at the Extraordinary Meeting of the Board of Directors held on 07/11/2003, Mr. Felix Pablo Ivorra Cano, Spanish, married, engineer, bearer of foreigner’s identity document RNE no. V250982-E, enrolled with the Individual Taxpayer’s Registration –CPF/MF under no. 055.076.307-47, resident and domiciled in the City of Rio de Janeiro, in the State of Rio de Janeiro, with offices at Praia de Botafogo, no. 501/8th floor, Torre Corcovado, Botafogo, Rio de Janeiro-RJ. The Board Member, hereby elected, will resume the term of office in course, that is, until the Annual General Shareholder’s Meeting of 2006. It is also confirmed that the Board Member, hereby elected, states that he has not incurred in any of the crimes provided for in Law that would prevent him from engaging in commercial activities, and that he is in a position to sign the statement required by CVM Instruction no. 367/2002, and that he undertakes to submit such statement duly signed, at the time of execution of his Investiture Instrument.

5.     CLOSURE OF THE MEETING: With no further matters to be discussed, the meeting was adjourned and these minutes were drawn up, which read and approved, are signed by the Board Members present and by the Secretary and recorded in the appropriate book.

Signatures: Eduardo Perestrelo Correia de Matos — Presiding Officer; Fernando Xavier Ferreira; Antonio Gonçalves Oliveira– Board Members; Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Board Members represented by Mr. Fernando Xavier Ferreira; Carlos Manuel de Lucena e Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava — Board Members represented by Mr. Eduardo Perestrelo Correia de Matos and Evandro Luís Pippi Kruel – Secretary.

It is hereby declared for all legall purposes that the present document is a true and correct copy of the minutes drawn up and recorded in the appropriate Book.

Evandro Luís Pippi Kruel
Secretário – OAB-RS 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.